



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BRAIDY INDUSTRIES, INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF JANUARY, A.D. 2019, AT 3:01 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

6134244 8100
SR# 20190312678

Authentication: 202095107
Date: 01-17-19

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:01 PM 01/16/2019
FILED 03:01 PM 01/16/2019
SR 20190312678 - File Number 6134244

CERTIFICATE OF AMENDMENT TO THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BRAIDY INDUSTRIES, INC.

The undersigned, being an authorized officer of Braidy Industries, Inc., a Delaware corporation, DOES HEREBY CERTIFY THAT:

FIRST: The name of the corporation is Braidy Industries, Inc. (the "Corporation").

SECOND: Section (A) of Article IV of the Second Amended and Restated Certificate of Incorporation is hereby amended by deleting such Section (A) in its entirety and replacing it with the following new Section (A) of Article IV:

> "(A) **Classes of Stock**. The total number of shares of all classes which the Corporation is authorized to issue is 110,000,000 shares with a par value of $0.0001 per share. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." 100,000,000 shares shall be designated Common Stock and 10,000,000 shares shall be designated Preferred Stock."

THIRD: That the foregoing amendment has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the foregoing amendment was approved by the holders of the requisite number of shares of the Corporation by written consent in accordance with Section 228 of the General Corporation Law.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment this 16th day of January, 2019.

Braidy Industries, Inc.

By: /s/ Craig Bouchard
Name: Craig Bouchard
Title: Chief Executive Officer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "BRAIDY INDUSTRIES, INC.",

FILED IN THIS OFFICE ON THE SECOND DAY OF MARCH, A.D. 2018, AT

3:47 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

6134244 8100   Authentication: 202247175
SR# 20181678232   Date: 03-02-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:47 PM 03/02/2018
FILED 03:47 PM 03/02/2018
SR 20181678232 - File Number 6134244

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BRAIDY INDUSTRIES, INC.

The undersigned, Craig Bouchard, hereby certifies that:

1. He is the duly elected and acting President and Secretary of Braidy Industries, Inc., a Delaware corporation.

2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on March 3, 2017. The First Amended and Restated Certificate of Incorporation of this corporation was filed with the Secretary of State of Delaware on May 1, 2017.

3. The First Amended and Restated Certificate of Incorporation of this corporation shall be amended and restated to read in full as set forth below.

ARTICLE I

The name of this corporation is Braidy Industries, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

(A) Classes of Stock. The total number of shares of all classes which the Corporation is authorized to issue is 60,000,000 shares with a par value of $0.0001 per share. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock". 50,000,000 shares shall be designated Common Stock and 10,000,000 shares shall be designated Preferred Stock.

(B) Rights, Preferences and Restrictions of Preferred Stock. Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as

stated or expressed herein or in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors of the Corporation as hereinafter provided. Any shares of Preferred Stock which may be redeemed, purchased or acquired by the Corporation may be reissued except as otherwise provided by law or by this Second Amended and Restated Certificate of Incorporation, as amended from time to time (the "Certificate of Incorporation"). Different series of Preferred Stock shall not be construed to constitute different classes of shares for the purposes of voting by classes unless expressly provided in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to the Preferred Stock of any other series to the extent permitted by law and this Certificate of Incorporation. Except as otherwise provided in this Certificate of Incorporation, no vote of the holders of the Preferred Stock or Common Stock shall be a prerequisite to the designation or issuance of any shares of any series of the Preferred Stock authorized by and complying with the conditions of this Certificate of Incorporation, the right to have such vote being expressly waived by all present and future holders of the capital stock of the Corporation.

Unless otherwise specifically provided in the resolution establishing any series, the Board of Directors shall further have the authority, after the issuance of shares of a series whose number it has designated, to amend the resolution establishing such series to decrease the number of shares of that series (but not below the number of shares of such series then outstanding).

(C)   **Change in Authorized Common Stock**. The number of authorized shares of Common Stock may be increased or decreased (but not below the aggregate number equal to the number of shares of Common Stock then outstanding and the number of shares of Common Stock into which all shares of Preferred Stock may convert in accordance with any Certificate of Designations) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote (voting together as a single class on an as if converted basis).

(D)   **Common Stock**.

1.   **General**. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Board of Directors upon issuance of any such Preferred Stock.

2

2. <u>Dividend Rights.</u> Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

3. <u>Liquidation Rights.</u> Upon the dissolution or liquidation of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to any preferential rights of any then outstanding Preferred Stock.

4. <u>Redemption</u>. The Common Stock is not redeemable at the option of the holder.

5. <u>Voting Rights.</u> Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; *provided, however,* that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designations relating to any series of Preferred Stock) or pursuant to the DGCL. There shall be no cumulative voting.

ARTICLE V

The Board of Directors of the Corporation is expressly authorized to make, alter or repeal Bylaws of the Corporation.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

(A)   To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B)   The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

The foregoing Second Amended and Restated Certificate of Incorporation has been duly adopted by this corporation's Board of Directors and stockholders in accordance with the applicable provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law.

Executed on this March 2, 2018.

/s/ Craig Bouchard
Name: Craig Bouchard
Title: President and Secretary